Exhibit 99.1

Concord Green Energy to Acquire Five Utility-Scale Solar Power Plants from Canadian Solar

Guelph, Ontario and Vancouver, British Columbia. August 5, 2013 - Canadian Solar Inc. (NASDAQ: CSIQ) (the “Company”, or “Canadian Solar”), one of the world’s largest solar power companies, today announced that its subsidiary, Canadian Solar Solutions Inc., has entered into a sales agreement with Concord Pacific’s green energy affiliate, Concord Green Energy (“Concord”), whereby Concord will acquire from Canadian Solar five utility-scale solar power plants totaling 49MW (AC) valued at over C$290million ($277 million).

Under the agreement, the five utility-scale solar power plants, located in Chesterville, Pefferlaw, Springwater, Sudbury and Wyebridge, Ontario, Canada, are expected to start construction during 2013 and 2014 with commercial operation expected in 2014.   Canadian Solar will provide turnkey engineering, procurement and construction (“EPC”) services to complete the projects and will provide operations and maintenance services after completion. BowMont Capital and Advisory acted as financial advisor to Concord on the transaction.

“Concord Green Energy is always looking at a variety of investment opportunities in green energy production to fulfill our mission of creating sustainable communities,” said, Cliff McCracken, Senior Vice-President Concord Pacific. “Critical to our success in this area is finding and working with strong EPC partners who deliver high-quality projects that we can feel good about aligning with our brand. Canadian Solar has a reputation as a leading provider of solar energy solutions, making its projects attractive investments for our firm.”

“Concord shares our vision of creating renewable clean energy to power our communities,” said Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar. “This agreement is a further example of Canadian Solar’s successful transition from a premier PV module manufacturer to a PV total solution provider and the agreement with Concord is expected to contribute to our success.  Through a careful and focused approach, we have built an attractive pipeline of sought-after solar power projects in Canada and the U.S., and are pursuing growth opportunities in other key markets.  We look forward to successful cooperation with Concord.”

The five utility-scale solar power plants will power approximately 8,713 homes and are expected to displace approximately 1,164,120 metric tons of carbon dioxide emissions over their 20-year operational period under each Ontario Power Authority contract of the solar farms. In addition, the installations will include approximately 236,000 Canadian Solar CS6X high-performance modules. The CS6X modules have been formally tested and awarded international certifications.  The solar farms are expected to in total create more than 500 new jobs during the development and construction phases of all five solar projects.

About Canadian Solar Inc. (NASDAQ: CSIQ)

Founded in 2001 in Canada, Canadian Solar Inc. (NASDAQ: CSIQ) is one of the world’s largest solar power companies. As a leading vertically integrated provider of solar modules, specialized solar products and solar power plants with operations in North America, South America, Europe, Africa, the Middle East, Australia and Asia, Canadian Solar has delivered more than 5GW of premium quality solar modules to customers in over 50 countries. Canadian Solar is committed to improve the environment and dedicated to provide advanced solar energy products, solutions and services to enable sustainable development around the world. For more information, please visit www.canadiansolar.com.

About Concord Pacific and Concord Green Energy

Concord Pacific recently created Concord Green Energy to explore and support variety of zero carbon energy producing projects of scale. Energy considerations and solutions will be significant to success of the sustainable communities of the future. Planning for infrastructure needs and requirements of Canadians has always been a cornerstone to Canada’s first urban community builder, Concord Pacific. Creating sustainable and clean energy to power the communities of the future is the vision of Concord Green Energy. For more information visit www.concordpacific.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release, including but not limited to statements regarding the expected start of construction, date of completion milestone payment terms, period of service, power production and environmental impact are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand in our project markets, including Canada and the Province of Ontario;  changes in customer order patterns; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; utility-scale project approval process; delays in utility-scale project construction; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 26, 2013. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

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